November 15, 2019
JAMES D. EVANS		EMAIL JEVANS@FENWICK.COM DIRECT DIAL +1 (206) 389-4559

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Krebs, Special Counsel
Jeff Kauten, Staff Attorney
Christine Dietz, Senior Staff Accountant
Eiko Yaoita Pyles, Staff Accountant

Re:	Bill.com Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted November 1, 2019
CIK No. 0001786352

Ladies and Gentlemen:

On behalf of Bill.com Holdings, Inc. (the “Company”), we are concurrently transmitting herewith the Company’s Registration Statement on Form S-1 (CIK No. 0001786352) (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 12, 2019 (the “Letter”) regarding confidential draft no. 3 of the Draft Registration Statement (“Draft No. 3”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Registration Statement in paper format, marked to show changes from Draft No. 3. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-8

1.	We note your response to prior comment 2. Please revise to present the cash flows from the change in the customer fund deposits liability as a financing activity.

The Company notes the Staff’s comment and has revised its disclosure on pages 85, 86, F-8 and F-18 of the Registration Statement to present the cash flows from the change in the customer fund deposits liability as a financing activity.

* * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 15, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:	René Lacerte, President and Chief Executive Officer
John Rettig, Chief Financial Officer
Raj Aji, General Counsel and Chief Compliance Officer
Bill.com Holdings, Inc.

Mark C. Stevens
Dawn H. Belt
Nicolas H. R. Dumont
Fenwick & West LLP

Raj S. Judge
Andrew D. Hoffman
Wilson Sonsini Goodrich & Rosati, P.C.